PACIFIC WEBWORKS, INC. [logo]

January 13, 2009

Via EDGAR

Mark Kronforst, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561, 100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific Webworks, Inc.

Form 10-K for fiscal year ended December 31, 2007

Filed March 31, 2008

Response letter dated December 30, 2008

File No. 000-26731

Dear Mr. Kronforst,

Pacific WebWorks, Inc. (the “Company”) is working diligently to prepare a response to your comment letter dated December 30, 2008.  However, due to the accounting work load for the Company and its auditors for the year end, the Company has determined that we will be unable to complete a response to your comment letter by January 14, 2009.  Therefore, the Company respectfully requests an extension for our response until January 28, 2009.

Please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension of time to provide a response.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

230 W. 400 S., 1st Floor  *  Salt Lake City  *  Utah  *  84101